

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Ms. Melanie Wenk
Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

     Re: WNC Housing Tax Credit Fund V, L.P., Series 3
           Form 10-K
           Filed June 29, 2010
           File No. 0-21895

Dear Ms. Wenk:

     We have completed our review of your filing and do not have any further comments at this time.

                Sincerely,

                Daniel L. Gordon
                Branch Chief